UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 25)

POINTER TELOCATION LTD.

(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.

Yigal Arnon & Co.

1, Azrieli Center

Tel-Aviv 67021, Israel

+972-3-608-7851

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2018*

(Date of Event which Requires Filing of this Statement)

*This Amendment No. 25 is voluntarily filed by the Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

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CUSIP No.	M7946T104	13D/A	Page 2 of 6

1		NAMES OF REPORTING PERSONS:	DBSI Investments Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,491,250
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,491,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,491,250
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	18.5% (1)
14		TYPE OF REPORTING PERSON:	CO

(1)	Based on a number of 8,068,504 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 3 of 6

1		NAMES OF REPORTING PERSONS:	Barak Dotan
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	_
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,491,250
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	_
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,491,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,491,250
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	18.5% (1)
14		TYPE OF REPORTING PERSON:	IN

(1)	Based on a number of 8,068,504 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 4 of 6

1		NAMES OF REPORTING PERSONS:	Yossi Ben Shalom
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES	7	SOLE VOTING POWER:	_
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,491,250
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	_
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,491,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,491,250
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	18.5% (1)
14		TYPE OF REPORTING PERSON:	IN

(1)	Based on a number of 8,068,504 Ordinary Shares outstanding as of the date hereof.

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This Amendment No. 25 to Schedule 13D is being filed on behalf of DBSI Investments Ltd. ("DBSI"), Barak Dotan and Yossi Ben Shalom (together, the "Reporting Persons"), relating to the ordinary shares (the "Ordinary Shares") of Pointer Telocation Ltd., a corporation existing under the laws of Israel ("Pointer"). Only those items that are hereby reported are amended; all other items remain unchanged. The original statement on Schedule 13D, and the previous amendments filed thereto, are hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) (b)     DBSI is the beneficial owner of1,491,250 Ordinary Shares, constituting 18.5% of the outstanding Ordinary Shares. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 1,491,250 Ordinary Shares. DBSI holds the right to vote its 1,491,250 Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

(c)           Following are the dates of sale of Ordinary Shares by the Reporting Persons since the last report on Schedule 13D/A filed on April 9, 2018:

Date	Number of Shares Sold	Selling Price

May 18, 2018	718,521	$14.0036

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement (previously filed as Exhibit 1 to the Schedule 13D/A filed on January 16, 2014, which is incorporated by reference herein).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

DBSI INVESTMENTS LTD.

By:	/s/ Barak Dotan	/s/ Yossi Ben Shalom
Name:	Barak Dotan	Name:	Yossi Ben Shalom
Title:	Director	Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

By: /s/ Barak Dotan

Name: Barak Dotan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

By: /s/ Yossi Ben Shalom

Name: Yossi Ben Shalom

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